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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of May, 2007

                              CONVERIUM HOLDING AG
                   ------------------------------------------
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F    X    Form 40-F
                           -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes         No    X
                     -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Monthly reporting of newly created equity securities from conditional capital to the SWX Swiss Exchange
In accordance with the reporting requirements pursuant to the Listing Rules (Art. 64 - 75) we have disclosed following information to the SWX Swiss
Exchange:
--------------------------------------------------------------------------------

The current capital structure of Converium Holding AG is as follows:

Title category: Registered shares

Security number: 1'299'771
Issued equity capital                          Number of shares    CHF
Status as of the end of May 2007:              146'689'462         733'447'310
Status as at the end of the previous month:    146'689'462         733'447'310
Conditional capital                            Number of shares    CHF
Number of exercised securities*                0                   0
Amount of remaining conditional capital*       4'000'000           20'000'000

--------------------------------------------------------------------------------

This report is also made if no equity securities have been created from conditional capital in the month in question.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 CONVERIUM HOLDING AG




                                 By:  /s/ Inga Beale
                                      Name:      Inga Beale
                                      Title:     CEO




                                 By:  /s/ Christian Felderer
                                      Name:      Christian Felderer
                                      Title:     General Legal Counsel



Date: June 6, 2007